Mail Stop 7010

						August 18, 2005


via U.S. mail and Facsimile

Mary Beth Gustafsson
Senior Vice President, General Counsel and Secretary
American Standard Companies Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, New Jersey 08855-6820

	Re:	American Standard Inc.
Form S-4/A filed August 2, 2005
File No. 333-124857

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
File No. 001-11415

Dear Ms. Gustafsson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form S-4/A filed August 2, 2005

Forward-Looking Statements, page iii

1. We note your response to comment eight in our letter dated June 10, 2005. We continue to believe that your Exxon Capital transaction is an issuer tender offer. You may wish to review the text at roman numeral I. Tender Offer Scheme and the notes thereto (which contain the eight-part test generally employed by courts to analyze whether a transaction is a tender offer) found in Commission Guidance on Mini-
Tender Offers and Limited Partnership Tender Offers, Release No.
34-
43069. In that regard, we reissue comment eight and request that you please delete the reference to the Private Securities Litigation Reform Act safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. See Section 27A(b)(2)(c) of the Securities Act and
Section 21E(b)(2)(c) of the Exchange Act.

Expiration Date; Extensions; Amendment; Termination, page 14

2. We note your response to comment 17 in our letter dated June
10,
2005. As previously requested, please revise to indicate that in the event of a material change, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

3. We note your response to prior comment 18. Please revise your disclosures in this section to clarify the circumstances in which you will delay acceptance of the notes. In this regard, we note the statements made in your response supplementally.

Exhibit 5.1 - Legal Opinion

4. Please include the file number of the registration statement.

Exhibit 99.1 - Letter of Transmittal

5. We note your responses to prior comments 30 and 31. It does not appear that a revised letter of transmittal was filed as an exhibit to the amended S-4. Please file a revised letter of transmittal that addresses our comments with your next amendment.

Form 10-K for the year ended December 31, 2004

Comment applicable to your overall filing

6. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 21
Results of Operations for 2004 Compared with 2003 and 2003
Compared
with 2002, page 22

7. Our comment 35 erroneously referred to each individual segment income as a non-GAAP financial measure. Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 states only the total segment income would represent a non-GAAP financial measure. Please remove any reference made regarding individual segment income as non-GAAP financial measures in your proposed revised disclosure and in future filings. Refer to SEC Release No. 33-8176, Item 303 of Regulation S-
K, and Questions 19-21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

8. Your disclosure includes a discussion regarding the results of operations relating to your total segment income. Please expand your disclosure to include a discussion regarding your net income applicable to common shares, as this is the most directly comparable
GAAP financial measure to total segment income.  Refer to SEC
Release
No. 33-8176 and Question 19 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Notes to Financial Statements
Note 2. Accounting Policies, page 47

9. We read your response to our comment 43. Please tell us how you determined reissued shares should be recorded at the average price paid for treasury shares acquired since the inception of the share buy back program, rather than the actual amount paid for the reissued shares. In addition, please expand your disclosure to disclose how you record the difference between the cost paid to repurchase the shares and the amount received for the reissued shares.

Revenue Recognition, page 47

10. We read your response to our comment 44. Your response states that you recognize revenue and profits for change orders in which it is probable that the change order will result in additional contract revenue, such revenue can be reliably estimated and there is a legal basis for enforcing the change. Please clarify for us how this meets the criteria outlined in paragraphs 62(a) to (c) of SOP 81-1 or tell us the accounting guidance you used to conclude that revenue and profits should be recognized for these unapproved change orders. Please also tell us what the effect would have been on your income before income taxes and net income applicable to common shares had you not assumed a profit component relating to these unapproved charge orders for each of the last three years and the each interim period.

Note 14. Warranties, Guarantees, Commitments and Contingencies,
page
66

11. We read your response to our comment 50. You disclosed on page
14 that during the period January 2002 through April 2003 the number of cases filed against you increased dramatically. You disclosure further states approximately 40% of all claims filed against you were filed in a 20-plus year period prior to 2002, 40% were filed in the
16-month period from January 2002 through April 2003, and the remaining 20% were spread relatively evenly over the next 20 months through December 2004. Based on your response and your disclosure, it is still unclear to us how you determined it was appropriate to record this accrual in the fourth quarter of 2004, rather than in an earlier period and recording adjustments to your estimate as necessary.

12. We read your response to our comment 52. You stated that the total amount recorded is probable of recovery based on your review and analysis of your insurance policies, the coverage provided by the insurance policies, and the applicable laws. You also stated that approximately $292.0 million of your recorded asbestos receivable is in litigation in New Jersey. Based on this, please tell us how you determined that these receivable amounts met the criteria as probable based on the guidance in paragraph 140 of SOP 96-1 and paragraph 3 of
SFAS 5.

13. We read your response to our comment 53. Your response requests confidential treatment regarding the information provided to us in your response. As previously requested, please include this information in your future filings. Refer to Question 3 of SAB
Topic
5:Y.

Form 10-Q for the period ended June 30, 2005

Comments applicable to your overall filing

14. Please address the comments above in your interim Forms 10-Q as well.

Notes to Financial Statements
Note 12. Goodwill and Intangible Assets, page 24

15. We read your response to our comment 41. Please expand your disclosure to include the weighted-average amortization period, in total and by major intangible asset class. In addition, please include the aggregate amortization expense for each period presented.
Refer to paragraphs 44(a)(3) and 45(a)(2) of SFAS 142.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24
Financial Results Overview, page 24

16. Your disclosure on page 27 presents operating margin, which appears to represent your total segment operating margin. As presented, the use of the title operating margin is confusingly similar to the calculation of the GAAP financial measure for operating margins. Please revise the title of this non-GAAP financial measure accordingly. In addition, please expand your disclosure to present net income applicable to common shares and net income applicable to common shares as a percentage of sales or the calculation for operating margins in accordance with GAAP, as these appear to be the most direct comparable GAAP financial measures to total segment income and the operating margins you have presented. Refer to Item 10(e) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to Rufus Decker, Branch Chief, at (202) 551-3769. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Lesli Sheppard, Senior Staff Attorney, at (202) 551-
3708, or the undersigned at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Neal J. White, Esq.
	David A. Cifrino, Esq.
	McDermott Will & Emery LLP
	227 West Monroe Street
	Chicago, Illinois 60606-5096

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Mary Beth Gustafsson
American Standard Inc.
August 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE